SCHEDULE 14A
                                 (Rule 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14 (a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. )

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Check the appropriate box:
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Definitive Proxy Statement [ ]
Definitive Additional Materials [  ]
Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                               Clifton Savings Bancorp, Inc.
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                (Name of Registrant as Specified In Its Charter)

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
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(Name of Person (s) filing Proxy Statement, if other than the Registrant)

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
                         CLIFTON SAVINGS BANCORP, INC.
                                ________________

                         ANNUAL MEETING OF STOCKHOLDERS
                                 September 7, 2004
                               ___________________

             PROXY STATEMENT OF THE CLIFTON SAVINGS BANCORP, INC. COMMITTEE
                 TO PRESERVE SHAREHOLDER VALUE (THE "COMMITTEE")
                                 100 Misty Lane
                         Parsippany, News Jersey 07054
                              [OPPOSES THE BOARD OF
                        DIRECTORS OF CLIFTON SAVINGS BANCORP, INC.]



This Proxy Statement and GOLD proxy card are being furnished to holders of the common stock (the "Shareholders"), par value $.01 per share (the "Common Stock") of Clifton Savings Bancorp, Inc. (the "Company") in connection with the solicitation of proxies (the "Proxy Solicitation") by the Clifton Savings Bancorp,Inc. Committee to Preserve Shareholder Value (the "Committee"). The Annual Meeting of Shareholders is to be held on September 7, 2004, at 9:00 A.M., at the Valley Regency located at 1129 Valley Road, Clifton, NJ (the "Annual Meeting"). Shareholders who own the Common Stock on July 16, 2004 will be entitled to vote ("Annual Meeting Record Date").

At the Annual Meeting, the Company will be seeking approval of the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan ("Incentive Plan"). The Incentive Plan authorizes the grant of stock options ("Options"), or restricted stock awards ("Stock Awards") and similar rights to purchase or acquire shares. In addition the Shareholders will consider and act on the following:

     1.   The election of two directors to serve for a term of three years;
     2. The ratification of the appointment of Radics & Co., LLC as independent auditors for the Company for the fiscal year ending
          March 31, 2005;
     3. Approval of adjournment of the Annual Meeting, if necessary, to solicit additional votes in the event there are not sufficient votes, in person, or by proxy, to approve the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan; and
     4.   Such other business that may properly come before the meeting.

The Committee was formed in early July 2004 for the purpose of (i) conducting this proxy contest to defeat approval for the Incentive Plan and (ii) "withholding authority" to vote for the two director nominees. The Committee also recommends that the Shareholders vote "Against" the approval of adjournment of the Annual Meeting.

The purpose of "withholding authority" for the two director nominees is to send the Company a message that the public Shareholders are not satisfied with the Company's policies and financial results. Since the Committee is not running an alternative slate of directors, the Company's director candidates will be elected even if a majority of the shareholders vote to "withhold authority" since Clifton MHC owns 55% of the Company's outstanding Common Stock and is recommending "For" the election of these nominees.

The Committee which are the parties fully responsible for the disclosures contained herein, consists of Seidman and Associates, L.L.C. ("SAL"), a New Jersey Limited Liability Company, Seidman Investment Partnership, L.P., ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, L.P.("SIP II"), a New Jersey Limited Partnership; Kerrimatt, L.P. ("Kerrimatt"), a New Jersey Limited Partnership; Federal Holdings, LLC ("Federal"), a New York Limited Liability Company; Pollack Investment Partnership, LP ("PIP"), a New Jersey Limited Partnership, Veteri Place Corporation ("Veteri"), a New Jersey Corporation, Dennis Pollack ("Pollack"), Robert Dickman ("Dickman") and Lawrence Seidman("Seidman"). The Committee owns 118,659 shares of Common Stock. (See Appendix A for the amount of Common stock owned by each member of the Committee.) The Committee members are the actual security holders of the Company's Common Stock and the Committee individually is not a security holder. This Proxy Statement and GOLD proxy card are being first mailed or furnished to Shareholders on or about July 30, 2004.

Remember, your last dated proxy is the only one which counts, so return the GOLD card even if you delivered a prior proxy. We urge you not to return any WHITE proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the GOLD proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted (i) against the Incentive Plan; (ii) to withhold on the election of the two directors, and (iii) for the appointment of Radics & Co., LLC as independent auditors.

If your shares are registered in more than one name, the GOLD proxy card should be signed by all such persons to ensure that all the shares are voted.

Please refer to the Company's proxy statement for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify each proposal, information about the Company's Officers and Directors, including compensation, information about the ratification of the appointment of Radics & Co., LLC, as independent auditors and the date by which Shareholders must submit proposals for inclusion at the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is 30,530,470 shares, including 16,791,758 shares of Common Stock held by Clifton MHC. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

                                D. F. King & Co.
                             Att: Richard Grubaugh
                                 48 Wall Street
                            New York, New York 10005
                         (Call Toll Free (888) 542-7446

                                NO INCENTIVE PLAN
                          WITHOUT A SHAREHOLDER VOICE

The Company is a mutual holding company which simply means that 45% of the outstanding shares are owned by the public and 55% are owned by Clifton MHC. Therefore, except in limited circumstances such as the approval of the Incentive Plan, a vote by the public Shareholders is an act of futility. Simply put, if 100% of the public Shareholders voted for Board candidates nominated to run against the Company's slate of directors and every public Shareholder (100%) voted for the non-Company director, the director would lose because Clifton MHC holds more than one-half the outstanding Common Stock and can out-vote the public Shareholders.

Therefore if the public Shareholders approve the Incentive Plan, as proposed, they will be giving the present directors, who they can not replace, absolute and unfettered control over the granting of awards to employees and themselves. These Options and Stock Award shares will be granted even though the Incentive Plan does not contain a performance standard.

The Committee does not think that the Shareholders should approve an Incentive Plan until (i) the Company becomes a 100% public entity, (ii) the Incentive Plan contains reasonable performance standards, and (iii) the public Shareholders have the ability, through their voting power, to change the composition of the Board if they are dissatisfied with Company's financial performance.


                      MANAGEMENT AND THE DIRECTORS ARE NOW
                         SEEKING PERFORMANCE AWARDS FOR
                   THEMSELVES WITHOUT A PERFORMANCE STANDARD

Stock   Options:(1)  The  Incentive  Plan,  if  approved  by  the  Shareholders, authorizes the granting of 2,453,341 Options. If approved, a committee of the the Board of Directors can distribute the Options to reward directors for yet to be achieved outstanding performance without conditioning the right to keep these Options upon a pre-determined performance standard. Therefore except for termination for cause, even if a director's or employee's performance does not aid the Company's growth, he/she will still keep the Options. If the Options were issued after the performance was evaluated, or were contingent upon a presecribed standard, employees and directors would be required to truly earn their performance award. Furthermore, because Clifton MHC, which owns 55% of the Company's outstanding Common Stock, controls the election of the Company's Directors, the public Shareholders also cannot vote any of the present directors out of office.

The rules and regulations of the Office of Thrift Supervision, which governs the Incentive Plan, dictate vesting requirements and require that awards not begin to vest earlier than one year after Shareholders approve the Incentive Plan, and, once vested, that such awards will not vest at a rate exceeding 20% per year. The exercise of these Options may have a dilutive effect on the holdings of the present public Shareholders. In the opinion of the Committee, the granting of the Options may reduce the price each public Shareholder would receive from a potential acquirer of the Company.

Stock Awards(2) - Issuance of FREE STOCK to Employees and Directors: The Incentive Plan, if approved by the Shareholders, authorizes the grantng of Stock Awards to the Company's employees and directors. The Committee believes the Company will repurchase the 981,337 Stock Award shares(3)in the public market which will cost the Company approximately $11,648,470.(4) The Committee's belief is based upon the prior experience of many other over-capitalized thrifts. However the Company may not purchase the shares in the open market but may issue additional shares.
______________________________
(1) A stock option gives the recipient the right to purchase shares of Clifton Savings Bancorop common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of a stock option may not be less than the fair market value of a share of Clifton Savings Bancorp common stock on the date of grant. Stock options have a maximum term of ten years from the date of grant. See proposal 2 - Types of Awards.
(2) A restricted stock award is a grant of a certain number of shares of common stock subject to the lapse of certain restrictions (such as continued service) determined by the Administrator. Participants may receive dividends and other distributions declared and paid on the shares and may also vote any unvested shares subject to their restricted stock awards. See proposal 2 - Types of Awards.
(3) The Company has the authority to issue authorized but unissued  shares.
(4) Based upon the closing price of $11.87 per share for the Common Stock on July 12, 2004.

In addition, the recipient of the Stock Award shares shall also be entitled to receive cash and stock dividends and can direct the voting of such granted shares. Immediately after purchase of the shares, the Company can give (for free) the 981,337 Stock Award shares to certain executive officers and directors. The 981,337 Stock Award shares equals 7.14% of the Common Stock owned by the public Shareholders. The vesting requirements for these shares are also within the Board's Committee authority.

The Company's proxy statement is very clear that the granting of the Stock Awards is not contingent upon the attainment of any performance goals by the Company, its wholly owned subsidiary, or grantee.

The Shareholders are now being asked to vote to approve these Stock Awards. This purchase could cost the Company approximately $11,648,l470. The Company is refusing to establish performance goals that must be achieved for a person to obtain or retain the Stock Awards. The Committee disagrees with this approach.

THE COST OF THE STOCK AWARDS WILL RESULT IN A BOOK VALUE REDUCTION OF EACH SHARE
OWNED  BY  THE  PUBLIC  SHAREHOLDERS   (13,738,712  SHARES)  IN  THE  AMOUNT  OF
APPROXIMATELY $.85.

                          THE COMPANY'S STATED PURPOSE
                               FOR THE INCENTIVE PLAN

The Company's proxy statement with respect to the purpose of the Incentive Plan states:

          "The purpose of the plan is to attract and retain qualified personnel in key positions, provide officers, employees and non-employee directors of Clifton Savings Bancorp and Clifton Savings with a proprietary interest in the Company as an incentive to contribute to the success of Clifton Savings Bancorp, promote the attention of management to other stockholder's concerns, and reward employees for outstanding performance."

                        THE COMMITTEE'S POSITION ON THE
                         INCENTIVE PLAN WITH RESPECT TO
                         THE COMPANY EMPLOYEES AND NON-
                               EMPLOYEE DIRECTORS

The Committee has NO OBJECTION to stock based compensation to attract and retain qualified personnel. We just want to know what performance is required before such qualified personnel receive these benefits or how the benefits are forfeited when the performance is not achieved. Corporations routinely tie management compensation - particularly bonuses and incentive payments - to the achievement of pre-set performance goals. There is no reason why such goals should not be established as a benchmark for the awards under the Incentive Plan.

The Committee DOES object to the Incentive Plan as it relates to the non-employee directors(5) some of whom will comprise the Board committee which will decide the amount of the Incentive Plan awards that are granted to others and themselves.

The Company represents that the decision as to the amount of Incentive Plan shares to be granted to these non-employee directors has not been determined. It is the Committee's view that this decision should be made and disclosed to the Shareholders before the Company seeks approval of the Incentive Plan.

                            UNJUSTIFIED SHAREHOLDER
                                 VALUE TRANSFER

Since there are six non-employee directors each could receive up to 5% of the Option and Stock Award shares or 122,667 Option shares and 49,066 Stock Award shares. Assuming the Company was sold for $16 a share, each Director would have received a total compensation in excess of his other benefits of $506,614 for his Option shares(6) and $785,056 for his Stock Awards or a total compensation of $1,291,670.The predominate method almost always utilized to sell mutual holding companies that do not do a second step conversion is through a transaction commonly referred to as a "remutualization". The preceding example presupposes that awards pursuant to the Incentive Plan were made. At this point the directors have not received any awards and the Company has disclosed that no decisions have been made regarding any awards that may be made.
___________________________
(5) 12 CFR 563 b.500(a)(6) provides that an Incentive Plan can be implemented so long as:"[Y]our directors who are not your employees do not receive more than five percent of the shares of any plan individually, or 30 percent of the shares of any plan in the aggregate."
(6) Based upon a $11.87 strike price which was the closing price of the Company's stock on July 12, 2004.

Would you like this job and the ability to grant these Incentive Plan shares without a disclosed performance standard and without fear that the public Shareholders could remove you if they were not happy with your decision?

                          HOW WOULD YOU LIKE TO BE MR.
                       CELENTANO AND HAVE THE OPPORTUNITY
                       TO RECIEVE APPROXIMATELY $7,447,995
                    WITHOUT A DISCLOSED PERFORMANCE STANDARD
                            OR SHAREHOLDER SCRUTINY?

Mr. Celentano has been a non-employee director since 1962. As such he would have been limited to receiving 5% of the Incentive Plan shares. However in 2003, shortly before the Company went public in 2004 at the age of 69, Mr. Celentano retired from his law firm and became Chairman of the Board of Directors of Clifton Savings, as an employee. As an employee, he is permitted to receive up to 25 percent of the shares under the Incentive Plan, not 5% percent as a non-employee director. Therefore Mr. Celentano's change in status from a part-time Chairman to a full-time Chairman has significantly increased the amount of Options and Stock Award shares he is eligible to receive.

As a full-time employee, Mr. Celentano can receive 613,335 Options and 245,334 Stock Award shares. Based upon the July 12, 2004 closing price for the Company's stock of $11.87 the 245,334 Stock Award shares would be valued at $2,912,114. Based upon an assumed $16.00 stock price for the sale of the Company and a $11.87 strike price, the Options would be worth $2,453,340. Therefore at the assumed $16 sale price for the Company the Incentive Plan shares described herein would be worth approximately $6,378,684. Mr. Celentano would receive the value of the Incentive Plan shares or $6,378,684 without paying one penny for these benefits.

Mr. Celentano's annual salary is $356,437. If the Company is sold and a change in control occurs. Mr. Celentano will also receive three times his average annual compensation over the five preceeding tax years or $1,069,311.($356,437 x 3 = $1,069,311). Therefore on the sale of the Company based upon the above, Mr. Celentano would receive $7,447,995 in addition to his other benefits as an employee and director.

This scenario could happen because the Company is not disclosing how the Incentive Plan shares will be distributed before seeking Shareholder approval. Worse yet, if approved, the Shareholders can not reverse the decision or remove a Board member. It should also be remembered that the Incentive Plan has no disclosed performance standard.

The following compensation which Mr. Celentano would be entitled to receive is in addition to the above described compensation:

        (i)     Annual Retirment        $44,496 (7)(8)
                Benefit for Life

        (ii)    Death and Disability   Unknown value (8)
                Benefits

        (iii)   Change of Control       $44,496 (7)(8)
                Lifetime Benefit

In addition to all the above compensation, Mr. Celentano is a participant in the Company's Supplemental Executive Retirement Plan. This plan allows him to receive benefits which otherwise would be limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. The value of this benefit is unknown.

_________________________________

(7)     Based upon a $44,496 Director's Fee presently being paid
(8) See Director's Compensation in the Company Proxy Statement for additional disclosure concerning these benefits.

                         DIRECTOR'S YEARLY COMPENSATION

In adddition to the Incentive Plan, shares each non-employee Director is paid annually approximately $44,500 as a monthly fee and quarterly retainer. Mr. Hahofer (Age 90), a non-employee director also receives an additional annual fee of approximately $16,400.

                           DIRECTOR'S RETIREMENT PLAN

The following material is taken directly from the Company's proxy statement:

          "DIRECTORS'RETIREMENT PLAN. Clifton Savings maintains the Clifton Savings Bank, S.L.A. Directors' Retirement Plan to provide director with supplemental retirement income. All current directors participate in the Plan and future directors may become participants upon designation as such by the board of directors. The plan provides benefits upon a director's retirement, death or disability, and upon a change in control of Clifton Savings or Clifton Savings Bancorp.

          Upon their retirement following the completion of three years of service and the attainment of age 68, participants receive an annual retirement benefit, payable for life, equal to a percentage of the sum of the annual fees and retainer paid (or, for employee directors, that would have been paid) during the twelve-month period ending on the date preceding retirement. The percentage paid as an annual benefit is determined by multiplying the participant's years of service (up to a maximum of 10) by 10 percent.

          A participant who completes a minimum of three years of service, regardless of age, may receive death and disability benefits under the plan. If the participant dies prior to the start of the normal retirement benefit, the participant's surviving spouse or other designated beneficiary receives an annual death benefit, payable over a ten-year period, equal to the sum of the annual fees and retainer paid (or, for employee directors, that would have been paid) to the director during the twelve-month period ending on the last day of the month preceding the date of death. If a participant dies while receiving the annual retirement benefit under the plan, the beneficiary continues to receive the same annual benefit for ten years, minus the number of years the participant already received the annual retirement benefit. The disability benefit under the plan equals the sum of the annual fees and retainer paid (or, for employee directors, that would have been paid) during the twelve-month period ending on the last day of the month immediately preceding the participant's termination of service due to disability. If a participant dies while receiving the annual disability benefit, the beneficiary continues to receive the annual disability benefit for a period of 10 years, less the number of years the participant previously received disability benefits.

          [Upon the completion of one year of service, regardless of age, participants receive a benefit upon a change in control of Clifton Savings or Clifton Savings Bancorp. The annual change in control benefit, payable for the life of the participant, equals the sum of the annual fees and retainer paid (or, for employee directors, that would have been paid) to the participant during the twelve-month period preceding the date of a termination of service due to a change in control. If a participant dies while receiving the annual change in control benefit, the designated beneficiary continues to receive the annual change in control benefit for a period of fifteen years, minus the number of years the participant had already received benefits under the plan.]

          The plan provides for the payment of retirement, death, disability or change in control benefits in equal monthly installments, commencing on the first business day of the month after the participant becomes entitled to a benefit, or, if a director so elects, in an actuarial equivalent lump sum."

Therefore in addition to the Incentive Plan shares, the yearly director fee, each director upon retirement is entitled to the additional benefits shown above. This compensation equals no less than $44,496 for no less than 10 years or life depending upon the circumstances.

Mr. Seidman, who controls the Committee, has been involved in the banking business for approximately 20 years. Mr. Seidman is not aware of any other banking institution which provides all directors with a life-time benefit equal to the sum of the annual fees and retainer paid during the twelve month period preceding the date of a termination of service due to a change in control. [The bracketed benefit disclosed above.] This plan would obligate the Company to pay each director no less than $44,496, in additional to all their other benefits, for life.

                             THE POTENTIAL COST OF
                               THE INCENTIVE PLAN

For the fiscal year ended March 31, 2004 and for the quarter ened March 31, 2004, the Company's Net Income was $3,689,000, and $837,000 (annualized $3,348,000), respectively.

Assuming a $11.81 strike price for the Options and a sale of the Company at $16 the entire Incentive Plan would be worth $10,279,498 (2,453,341 shares x $4.19) for the Options and $15,701,392 (981,337 x $16.00) for the Stock Awards for a total value of $25,980,890. Therefore the total value of the Incentive Plan based upon the above assumptions of $25,980,890 is equal to approximately seven years of the Company's Net Income.

In order to calculate the number of Option and Stock Award shares to be included in the Incentive Plan, the Company included the 55% of the outstanding shares owned by Clifton MHC. Therefore the available Options and Stock Award shares are 8.03% and 3.21%, respectively of all the Common Stock outstanding or 14.61% and 5.84%, respectively of the Common Stock owned by the public Shareholders. Since it is possible for the Company to be sold without ever doing a second-step conversion and issuing 100% of the Common Stock to the public, the present public Shareholders (13,838,712 Common Stock)if this occurred, could have their equity in the Company reduced by $25,980,890 or approximately 13% of the Company's present stockholder equity. If the Company did a second step conversion the present example would not be valid and the equity reduction, if any, would depend upon the amount of equity raised in the second step conversion, the number of new shares issued and the amount of any new Incentive Plan shares approved by the Shareholders.

Even if the Company is not sold the vesting of the Incentive Plan Shares will accelerate because the definition of "Change In Control includes, pursuant to
Section  2(c) of the  Incentive  Plan:

         "Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's Board of Directors; provided, however, that for purposes of this clause (c), each director who is first elected by the board (or first nominated by the board for election by the stockholders) by a vote of at least two-thirds (2/3) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period."

Therefore if the directors perform poorly and the Shareholder or memebers can figure out a way of removing them the Directors would keep these benefits. NOT A BAD DEAL!

AT THIS COST DON'T YOU THINK THE COMPANY SHOULD ESTABLISH A PERFORMANCE STANDARD AND TELL THE SHAREHOLDERS HOW THEY EXPECT TO GRANT THE INCENTIVE SHARES BEFORE THEY SEEK APPROVAL?

                          LITIGATION WITH CLIFTON SAVINGS BANK, S.L.A. ("CSB")

A litigation is now pending in the Appellate Division of the Superior Court of New Jersey to challenge a determination made by the Commissioner of Banking that the CSB did not need to conduct an election of directors when the members voted to approve the conversion. [A separate suit, which was commenced in the Superior Court of New Jersey and removed to the United States District Court, has been consensually held in abeyance and administrataively dismissed pending the outcome of the appeal. This separate litigation seeks a new election and claims certain payments made by CSB constitute corporate waste.]

                           CLIFTON MHC'S CONTEST FOR
                                  BOARD SEATS

No shares in Clifton MHC have been sold to the public. All these shares are controlled by the Clifton MHC Board, which Board is the same as the Company's Board of Directors. The members (depositors and borrowers) vote for the election of the directors for Clifton MHC.

On July 6, 2004, Mr. Seidman nominated two individuals for election to the Board of Directors at the Annual Meeting of Clifton MHC to be held July 19, 2004. Pursuant to Clifton MHC's Bylaws, Clifton posted and published the names of its nominees and Mr. Seidman's nominees. Subsequently, Mr. Seidman requested that he and the members who requested, be given proxies so that they can vote for Mr. Seidman's nominees without attending the meeting. Clifton MHC rejected Mr. Seidman's request and responded that in its opinion the request did not comply with the appropriate rules and regulations of the Office of Thrift Supervision ("OTS"). Initially Clifton MHC refused to send members any proxy, if requested, but later members were apparently told that the Clifton MHC proxy would be mailed to them. However, members were told that the only way to vote for Mr. Seidman's nominees was to personally appear at the meeting. Mr. Seidman has objected in writing to the manner in which Clifton MHC has conducted the election of directors at the annual meeting. Mr. Seidman is contemplating litigation in connection with this meeting. Based solely upon the Company's July 20, 2004 press release, Mr. Seidman's nominees lost the election and the Clifton MHC's nominees received in excess of 95% of the votes cast.

On July 22, 2004 Mr. Seidman nominated the same two individuals to run for election to the Board at the 2005 Clifton MHC annual meeting. Mr. Seidman has requested a meeting with the appropriate OTS staff members to discuss how Mr. Seidman, in compliance with OTS Rules and Regulations, can send each member of Clifton MHC a revocable proxy supporting his nominees for the next annual meeting. In addition, at this meeting, Mr. Seidman wants to discuss how arrangements can be made for members to be contacted by telephone.

Mr. Seidman is conducting his proxy contest with respect to Clifton MHC to demonstrate the lack of true corporate governance as it relates to mutual holding companies. Mr. Seidman wants to highlight this deficiency through these proxy contests at the MHC level.

                  INFORMATION ABOUT THE COMMITTEE PARTICIPANTS

The members of the Committee have agreed to act in concert; however, they have expressly reserved the right to terminate their agreement to act in concert.

During the last ten (10) years: (i) none of the Committee members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Committee members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) the Committee members, other than Dickman, SIPII, Pollack, Veteri, PIP and Kerrimatt, were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws. Specifically, a civil action was filed by IBSF, during a proxy contest with certain members of the Committee, in the U.S. District Court. This litigation named the members of the Committee, as Defendants; except, Dickman, SIPII, Pollack, Veteri, PIP, and Kerrimatt. The claim was made that three members on the Committee did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made. Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore concerning the background, biographical and employment information on Brant Cali of Seidcal and Kevin Moore of Federal. Thereafter, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

None of the Committee members is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition none of the Committee members or any associates of the Committee members have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Seidman is the manager of SAL, Co-General Partner with Pollack in PIP, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for Kerrimatt and Federal; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities and with respect to PIP, Seidman shares these functions with Pollack. SAL, SIP, SIPII, Kerrimatt, PIP and Federal were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SIP, SIPII, SAL, Kerrimatt, PIP and Federal are all passive investors, who do not - and cannot - directly, or indirectly, participate in the management of these entities, including without limitation proxy contests. Seidman's total compensation is dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities. In SAL, Seidman receives a $300,000 annual salary and a percentage of the profits, after the Members receive a return on their investment. In SIP, Federal and PIP, Seidman receives an annual fee, which is payable quarterly, based upon a valuation of the assets, and he receives a percentage of the profits. In Kerrimatt, Seidman receives an annual fee, which is payable quarterly based upon a valuation of the assets with a stated maximum fee payable, and he receives a percentage of the profits after a return to limited partners. In SIPII, Seidman receives a percentage of the profits and no annual fee.

On November 8, 1995, the acting Director of the Office of Thrift Supervision ("OTS") issued a Cease and Desist Order against Seidman ("C & D"), after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed. Based upon Mr. Seidman's counsel's opinion the three year time period provided for in the C & D has lapsed.

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner. Specifically, the shares held by each of the named entities are voted in the manner that Seidman elects, in his non-reviewable discretion; except for PIP, where the voting discretion is shared with Pollack.

Additional Information concerning the Committee is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

                                    AUDITORS
The Committee has no objection to the ratification of the appointment of Radics & Co., LLC, as independent accountants for the Company for the fiscal year ending March 31, 2005.

                             SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual shareholders by Seidman, Dickman and employees of D. F. King & Co. Seidman, Dickman will be principally responsible to solicit proxies for the Committee. Mr. Seidman's secretary will perform secretarial work,including typing letters, mailing proxy statements and answering the phone, but will not solicit proxies, in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses. The Committee has retained D. F. King & Co. to assist in the solicitation of proxies and for related services. The Committee will pay D. F. King & Co. a fee of up to $25,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify D. F. King & Co. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Committee has determined that the remuneration and indemnification provisions are the only material features of their contractual arrangement. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately ten (10) persons will be used by D. F. King & Co.in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by DICKMAN,SAL, SIP, PIP, Federal, Kerrimatt and SIP II. The Committee does not intend to solicit proxies via the Internet.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $40,000 of which $-0- has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Shareholders do not approve the Incentive Plan, but does not intend to submit the question of such reimbursement to a vote of the Shareholders.

For the proxy solicited hereby to be voted, the enclosed GOLD proxy card must be signed, dated, and returned to the Committee, c/o D. F. King & Co. Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee's position, you should submit the enclosed GOLD proxy card or the WHITE Company's proxy card and vote as follows:

        1.   "WITHHELD" FOR ELECTION AS DIRECTORS OF ALL NOMINEES LISTED
        2. "AGAINST"THE APPROVAL OF THE CLIFTON SAVINGS BANCORP, INC.2004 STOCK-BASED INCENTIVE PLAN, and
        3. "FOR" THE RATIFICATION OF THE APPOINTMENT OF RADICS & CO.,LLC AS INDEPENDENT AUDITOR OF CLIFTON SAVINGS BANCORP, INC. FOR THE YEAR ENDING MARCH 311, 2005.
        4.    "AGAINST" THE APPROVAL OF THE ADJOURNMENT OF THE ANNUAL MEETING.

If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed GOLD proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a GOLD proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation. The Incentive Plan may not be presently implemented unless a majority of the outstanding Common Stock votes at the Annual Meeting are in favor of the Incentive Plan.

Shares of Common Stock represented by a valid, unrevoked GOLD proxy card will be voted as specified. You may vote for the Committee's position or withhold authority to vote for the Committee's position by marking the proper box on the GOLD proxy card. If no specification is made, such shares will be voted (i) Against the "Incentive Plan", (ii) Withheld for the Directors, and (iii) for the Independent Auditors and (iv) Against the approval of adjournment of the Annual Meeting.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed GOLD proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to defeat the Incentive Plan and support the Committee's position at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE AGAINST THE INCENTIVE PLAN.

      CLIFTON SAVINGS BANCORP, INC.COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

July 30, 2004
                              I M P O R T A N T !!!

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for the Committee's position on the GOLD proxy card.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-560-1400, Extension 108, or, our proxy solicitor: D. F. King & Co., Att: Richard Grubaugh, 48 Wall Street, New York, New York 10005, at
(888) 542-7446.

                                   APPENDIX A

                      THE COMMITTEE TO PRESERVE SHAREHOLDER
                             VALUE AND ITS MEMBERS

The participants who comprise the Committee own in the aggregate 118,659 shares of Common Stock, representing approximately less than one percent (1%) of the total Common Stock outstanding, and Common Stock owned by the public Shareholders and are as follows:

Seidman and Associates, L.L.C. ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Veteri Place Corporation ("Veteri") is a New Jersey Corporation, and is wholly owned by Mr. Seidman. Veteri's principal and excecutive offices are located at 19 Veteri Place, Wayne, New Jersey 07470.

Kerrimatt, LP (Kerrimatt), is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until September 27, 2003

Federal Holdings L.L.C. ("Federal"), is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Pollack Investment Partnership ("PIP") is a New Jersey limited partnership whose principal and executive offices are located at 47 Blueberry Drive, Woodcliff Lakes, New Jersey 07677. Pollack and Seidman are co-general partners of PIP and share the investment discretion and voting authority with respect to such securities.

Lawrence Seidman is a private investor, whose business addresses are 19 Veteri Place, Wayne, New Jersey 07470 and 100 Misty Lane, Parsippany, New Jersey 07054. Mr. Seidman has discretion over certain client accounts and is the Manager of Federal (since June 1995) and SAL (since December 1994) and the President of the Corporate General Partner of SIP (since January 1995) and SIP II (since August
1998), co-general partner of PIP (since March 2001) and the investment manager of Kerrimatt (since April 1995). See below for information concerning regulatory action.

Dennis Pollack is the co-general partner of PIP and shares discretion with Seidman with respect to this entity, and is a businessman and a private investor. From 1994 to 1995, Mr. Pollack was the Rockland County Regional President of First Fidelity Bank. From April 1996 to November 1998, Mr. Pollack was the President and Chief Executive Officer and member of the Board of Connecticut Bank of Commerce, Stamford, Connecticut. Since 1996, Mr. Pollack has been the President and Chief Executive Officer of Pegasus Funding Group, Inc. Mr. Pollack and Pegasus' address is 47 Blueberry Drive, Woodcliff Lake, New Jersey 07677. From June 2001 to November 2001, Mr. Pollack was the President of MCB Mortgage Company, a subsidiary of Mohawk Community Bank. From November 2001 to June 2004, Mr. Pollack was a Vice President in the Commercial Mortgage Lending Division at Valley National Bank. Since July 2004, Mr. Pollack is the Chief Operating Officer of Paulson & Co., whose address is 590 Madison Avenue, New York, NY 10022. As an investor Mr. Pollock principally purchases bank and thrift stocks in conjunction with Mr. Seidman.

Robert Dickman is a private investor, who principally purchases bank and thrift stocks and real estate for his own account. From 1975, when he founded Dickman Business Brokers, a New Jersey Corporation, 173 Route 46, Rockaway, New Jersey 07866, until 1997 he was the President of this privately owned company. The company is now run by two of his sons and he has his license with the company and is an advisor to the company.

The following sets forth the name, business address, and the number of shares of Common Stock of the Company beneficially owned as of July 16, 2004, by each of the Committee Members [The actual stock purchase transactions are set forth on Exhibit B.]

                                                     Number of Shares
                                                     of Common Stock
                                                      Beneficially
          Name                                       Owned & Owned    Percent
         Class             Business Address          in Record Name    of
------------------------------------------------------------------------------
1. Seidman and Associates   Lanidex Center,             14,172         *
   L.L.C.(SAL)              100 Misty Lane
                            Parsippany, NJ 07054
2. Seidman Investment       19 Veteri Place             10,300         *
   Partnership, L.P.(SIP)   Wayne, NJ 07470
3. Seidman Investment       19 Veteri Place              5,768         *
   Partnership II, L.P.(SIPII)Wayne, NJ 07470
4. Lawrence Seidman & Clients 19 Veteri Place           63,352         *
   (9)                        Wayne, NJ 07470
5. Federal Holdings, LLC    One Rockefeller Plaza        4,532         *
   (Federal)                New York, NY 10020
6. Kerrimatt, LP            80 Main St.                  1,648         *
   (Kerrimatt)              West Orange, NJ 07052
7. Pollack Investment       47 Blueberry Drive           6,180         *
   Partnership, L.P. (PIP)  Woodcliff Lake, NJ 07677
8. Robert Dickman (10)      4900 No. Ocean Blvd.
                            Fort Lauderdale, FL 33308   55,307         *
------------------
(9) Includes all shares owed by SAL, SIP, SIPII, Federal, Kerrimatt, PIP and Seidman's clients.
(10) These shares includes the shares owned by Mr. Dickman's adult sons and daughter, Scott and Anita Dickman, 3,000 Shares, Steven Dickman, 11,500 Shares, Joy and Gary Migdol, 1,000 and the Robert & Carol Dickman Family Trust, 7,000 shares.

Seidman may be deemed to have sole voting power and dispositive power as to 56,892 shares beneficially owned by SIP, SIP II, SAL, Kerrimatt and Federal and his discretionary clients and shared voting power and dispositive power with Pollack as to the 6,180 shares owned by PIP.

On November  8, 1995,  the acting  director of the Office of Thrift  Supervision
(OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

*All entities total less than one (1) percent.

EXHIBIT B

Stock Purchase Transactions

Entity                         Date             Cost        Cost        Shares
                               Purch            per
                                                Share
11-S&A                       3/4/2004          12.0600    56,079.00     4,650
11-S&A                       7/13/2004         11.8431    72,325.81     6,107
11-S&A                       7/14/2004         11.8500    16,590.00     1,400
11-S&A                       7/15/2004         11.8000     9,145.00       775
11-S&A                       7/16/2004         11.8000    14,632.00     1,240
Subtotal                                                 168,771.81    14,172

11-SIP                       3/4/2004          12.0600    45,225.00     3,750
11-SIP                       7/13/2004         11.8431    58,327.27     4,925
11-SIP                       7/15/2004         11.8000     7,375.00       625
11-SIP                       7/16/2004         11.8000    11,800.00     1,000
Subtotal                                                 122,727.27    10,300

11-SIP II                    3/4/2004          12.0600    25,326.00     2,100
11-SIP II                    7/13/2004         11.8431    32,663.27     2,758
11-SIP II                    7/15/2004         11.8000     4,130.00       350
11-SIP II                    7/16/2004         11.8000     6,608.00       560
Subtotal                                                  68,727.27     5,768

12-Federal Holdings          3/4/2004          12.0600    19,899.00     1,650
12-Federal Holdings          7/13/2004         11.8431    25,664.00     2,167
12-Federal Holdings          7/15/2004         11.8000     3,245.00       275
12-Federal Holdings          7/16/2004         11.8000     5,192.00       440
Subtotal                                                  54,000.00     4,532

12-Kerri-Matt                3/4/2004          12.0600     7,236.00       600
12-Kerri-Matt                7/13/2004         11.8431     9,332.36       788
12-Kerri-Matt                7/15/2004         11.8000     1,180.00       100
12-Kerri-Matt                7/16/2004         11.8000     1,888.00       160
Subtotal                                                  19,636.36     1,648

12-Pollack Invest Prtshp     3/4/2004          12.0600    27,135.00     2,250
12-Pollack Invest Prtshp     7/13/2004         11.8431    34,996.36     2,955
12-Pollack Invest Prtshp     7/15/2004         11.8000     4,425.00       375
12-Pollack Invest Prtshp     7/16/2004         11.8000     7,080.00       600
Subtotal                                                  73,636.36     6,180

Seidman & Clients            2/5/2004          10.0000    92,520.00     9,252
Seidman & Clients            3/12/2004         14.2894     3,572.35       250
Seidman & Clients            3/12/2004         14.2894     3,572.35       250
Seidman & Clients            3/12/2004         14.0949    14,094.85     1,000
Seidman & Clients            3/12/2004         14.0932    21,139.85     1,500
Seidman & Clients            3/12/2004         14.0932    21,139.85     1,500
Seidman & Clients            3/12/2004         14.0932    21,139.85     1,500
Seidman & Clients            3/12/2004         14.0916    42,274.85     3,000
Seidman & Clients            3/12/2004         13.6243    34,060.85     2,500
Subtotal                                                 253,514.80    20,752
Dickman & Family Members     2/5/2004          10.0000   244,070.00    24,407
Dickman & Family Members     3/4/2004          12.3500   103,740.00      8400
Dickman & Family Members     3/4/2004          11.2000   112,000.00    10,000
Dickman & Family Members     3/5/2004          12.2500    61,250.00     5,000
Dickman & Family Members     3/4/2004          11.2000    33,600.00     3,000
Dickman & Family Members     3/5/2004          11.2000    11,200.00     1,000
Dickman & Family Members     3/15/2004         13.9600    27,920.00     2,000
Dickman & Family Members     6/14/2004         12.2900    18,435.00     1,500
Subtotal                                                    612,215    55,307
Total                                                  1,373,228.87   118,659

                                P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF CLIFTON SAVINGS BANCORP, INC. BY THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

                         ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Lawrence Seidman or Bob Dickman with full power of substitution as proxy for the undersigned, to vote all shares of common stock, par value $.01 per share of Clifton Savings Bancorp, Inc., (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on September 7, 2004, or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. The election as directors of all nominees listed (except as marked to the contrary below).

                    Frank J. Hahofer and John Stokes

             FOR                     WITHHOLD         FOR ALL EXCEPT
              _                         _                   _
             |_|                       |_|                 |_|

               ______________________________________________

INSTRUCTION: TO WITHHOLD YOUR VOTE FOR ANY INDIVIDUAL NOMINEE, MARK "FOR ALL EXCEPT" AND WRITE THAT NOMINEE'S NAME ON THE LINE PROVIDED ABOVE.

THE COMMITTEE RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL:

2. The approval of the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan.
                         __           __           __
                    For |__| Against |__| Abstain |__|

3. The ratification of the appointment of Radics & Co., LLC as independent auditors of Clifton Savings Bancorp, Inc. for the year ending March 31, 2005.
                         __           __           __
                    For |__| Against |__| Abstain |__|

4. The approval of adjournment of the Annual Meeting, if necessary, to solicit additional votes in the event there are not sufficient votes in person, or by proxy, to approve the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan.
                         __           __           __
                    For |__| Against |__| Abstain |__|


 IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted WITHHOLD for the election of the Company's nominees, Hahofer and Stokes, AGAINST the approval of the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan, FOR the ratification of the appointment of Radics & Co., LLC as independent auditors and AGAINST the approval of adjournment of the Annual Meeting. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                                       Dated:___________________________________

                                       _________________________________________
                                                                     (Signature)
                                       _________________________________________
                                                    (Signature, if jointly held)

                                     Title: ____________________________________


 PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.